SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 16, 2008

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: September 16, 2008

有線寬頻 i-CABLE

2008
INTERIM REPORT

STOCK CODE: 1097

i-CABLE COMMUNICATIONS LIMITED

About the Company

i-CABLE Communications Limited is Hong Kong´s leading integrated communications company.

It is one of the largest producers of video, film and multimedia content based in Hong Kong, for distribution around the world over conventional and new media, with particular focus on news, information, sports and entertainment.

It owns and operates one of two near universal broadband telecommunications networks in Hong Kong, over which it provides Pay TV, Broadband and Voice services to well over one million subscribing households and businesses.

Sound Financial Position & Low Cost Base Enable Investment to Compete

Results Highlights

•	Turnover decreased by 10% to HK$1,069 million (2007: HK$1,185 million).

•	Net profit before tax decreased by 63% to HK$44 million (2007: HK$119 million).

•	A HK$15 million adjustment for deferred tax due to the reduction in the Hong Kong profits tax rate resulted in a quantum increase in the Group’s income tax expense for the period.

•	Net profit after tax decreased by 78% to HK$26 million (2007: HK$116 million).

•	Net cash of HK$545 million as at June 30, 2008 (2007: HK$552 million).

•	The Board has resolved not to declare any interim dividend for the six months ended June 30, 2008 (2007: interim dividend of HK$0.035 per share).

Pay TV

•	Subscribers increased by 1% in the period to 892,000 (end of 2007: 882,000).

•	Turnover decreased by 16% to HK$699 million (2007: HK$827 million).

•	Operating profit decreased by 39% to HK$61 million (2007: HK$100 million).

Internet & Multimedia

•	Broadband subscribers decreased by 9% in the period to 280,000 (end of 2007: 306,000).

•	Turnover maintained at HK$295 million (2007: HK$295 million).

•	Operating profit increased by 8% to HK$93 million (2007: HK$86 million).

Group Results

The unaudited Group profit attributable to Shareholders for the six months ended June 30, 2008 amounted to HK$26 million, as compared to HK$116 million for the corresponding period in 2007. Basic and diluted earnings per share were both HK$0.013 for 2008, as compared to both HK$0.057 last year.

Interim Dividend

The Board has resolved not to declare any interim dividend for the six months ended June 30, 2008 (2007: interim dividend of HK$0.035 per share).

i-CABLE COMMUNICATIONS LIMITED Interim Report 2008    1

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Overview

Business adjustments in response to intensely competitive market conditions have dented the Group’s performance in the first half of 2008.

For the Pay TV business, the Group continued to adopt the strategy of deepening market penetration through programming and service enhancement. Despite weaker subscription revenue and profitability, advertising revenue held.

For the Broadband business, the Group adopted a different strategy to prefer profitability and service quality over market share. As a result, despite a marginal decrease in the subscriber base, both revenue and profit were maintained.

On a consolidated basis, turnover decreased by 10% to HK$1,069 million (2007: HK$1,185 million) and net profit after tax shrank to HK$26 million (2007: HK$116 million), partly due to non-recurring and non-operating items. The Group’s liquidity remained sound, with net cash standing at a healthy HK$545 million as of June 30, 2008.

Pay TV Service

Revenue and operating profit for this core business shrank as the Group sacrificed short-term gain for subscription growth with the offering of more aggressive packages in response to the competition.

Turnover for the first half of the year decreased by 16% to HK$699 million (2007: HK$827 million) and operating profit dipped by 39% to HK$61 million (2007: HK$100 million), irrespective of a 12% drop of operating costs after depreciation to HK$638 million.

Subscribers grew marginally during the period to 892,000, attributed to active taking up of bundled packages and premium promotional packages, supplemented by our strong local news and entertainment programmes.

The number of i-CABLE shops grew to eight during the period, boosting the Group’s presence in populated districts while at the same time providing convenient outlets for new subscription order acquisition and for subscribers to buy electronics products at favourable rates.

2    Interim Report 2008 i-CABLE COMMUNICATIONS LIMITED

The Group remained committed to enhancing after-sales service. The purpose-built call centre in Guangzhou has become fully functional and has been instrumental in enabling the Group to handle subscribers’ enquiries and complaints in a timely and efficient manner.

At the same time, pursuant to investment in systems and process streamlining, the Group is now able to provide same day on-site service to virtually all service requests from both Pay TV and Broadband subscribers.

Internet and Multimedia

This core business continued to consolidate in a mature market. Bundled packages with Pay TV and Voice services served to hold the subscription base while maintaining yield from customers.

Turnover for the first half was sustained at HK$295 million and operating profit increased marginally to HK$93 million (2007: HK$86 million).

To fully explore the potential of the Group’s rich content and capability, a new business unit “New Media Development” was structured to take up full responsibility for online and mobile content development.

The first task of the new unit would be the 2008 Beijing Olympics for which the Group has been awarded exclusive New Media broadcasting right for Hong Kong. The unit is bringing “anytime, anywhere” coverage of the world’s most prestigious sports event to Hong Kong via the convenience of the Internet. The exercise will provide valuable experience for the Group to explore business potential of future sports rights it holds, inclusive of the 2009-2012 UEFA Champions League as well as the 2012 London Olympics.

Content production, distribution and programming

During the period, the Group continued to solidify its unique content production advantage by acquiring new premier programmes and fine-tuning self-produced programmes to maintain their appeal.

Successive natural disasters in the Mainland – the snowstorm at the beginning of the year and the subsequent earthquake in Sichuan – put the strength of journalists to the test. The i-CABLE news team lived up to its reputation as one of the best news teams in Hong Kong, delivering up-to-the-minute reporting unfailingly, from remote disaster-ravaged regions despite hostile conditions.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2008    3

The team’s superb reporting not only kept the people of Hong Kong well informed of the situation and plight of the victims in the ravaged areas, but also helped to galvanise the subsequent community-wide relief efforts in Hong Kong. Frontline team members shared their experience with students and other members of the public at the invitation of educational and community organisations.

i-CABLE Sports made headlines by acquiring the broadcast rights of the UEFA Champions League and UEFA Cup for three seasons starting 2009. Its live French Open and Le Tour de France coverage also charmed viewers.

On top of serving as a bridge for top line artistes with viewers, our entertainment platform also went into the community by taking up social responsibility. It contributed to the environmental cause by organising a six-month green campaign. A series of programmes aimed at enhancing the community’s consciousness in environmental protection were produced with the support of both the private and public sectors, including the Environment Bureau and Friends of the Earth.

i-CABLE Entertainment was active in raising funds directly for relief and rehabilitation of the Sichuan earthquake victims by taking part in an industry-wide fund raising show and organising its own fund raising gathering, which was supported by leaders from all sectors of the community.

In June, CABLE No. 1 Channel celebrated its first anniversary. The gala to mark the occasion was well-attended by more than 1,000 supporters. The Cable Entertainment News channel, meanwhile, continued to enjoy high popularity.

Sundream Motion Pictures Limited released seven films during the period, including major local productions such as Three Kingdoms and foreign titles such as Teeth and Superhero Movie. Four others have already been lined up for release in the remainder of the year, including three Sundream productions and one from Hollywood. Others may also be added.

Sundream Stars (formerly Sundream Music) successfully completed two major concerts in Beijing with a local partner, in February and April respectively, and is concentrating on building its brand by nurturing and promoting its own artistes and in producing its own flagship music programming.

4    Interim Report 2008 i-CABLE COMMUNICATIONS LIMITED

Financial Review

A. Review of 2008 Interim Results

Consolidated turnover decreased by 10% to HK$1,069 million.

With effective cost management and resource re-allocation, operating costs before depreciation decreased by 2% to HK$864 million. Programming costs decreased by 16% but network and other operating costs increased by 17% and selling, general and administrative expenses increased by 13%.

Earnings before interest, tax, depreciation and amortisation (“EBITDA”) decreased by 32% to HK$205 million.

Depreciation decreased by 15% to HK$165 million to follow the steady trend in recent years.

Profit from operations decreased by 63% to HK$40 million, while profit before tax decreased by 63% to HK$44 million.

A HK$15 million unfavourable adjustment of the opening balance for deferred tax was recognised due to the reduction in Hong Kong profits tax rate from 17.5% to 16.5%. This translated into an increase in the Group’s income tax expense for the period.

Profit after tax decreased by 78% to HK$26 million.

Basic earnings per share were 1.3 cents as compared to 5.7 cents in 2007.

B. Segmental Information

Pay Television

Subscribers increased by 10,000 or 1% in the period to 892,000. However, turnover decreased by 16% to HK$699 million, mainly attributable to dilution from lower yield subscriptions. Operating costs after depreciation decreased by 12% to HK$638 million primarily due to the aforementioned decrease in programming costs and depreciation charge. Operating profit decreased by 39% to HK$61 million (2007: HK$100 million).

Internet & Multimedia

Broadband subscribers decreased by 26,000 or 9% in the period to 280,000 and Voice conveyance service decreased by 4% to 153,000 lines. Turnover was largely unchanged at HK$295 million. Operating costs after depreciation decreased by 3% to HK$202 million partly due to lower depreciation charges. Operating profit increased by 8% to HK$93 million.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2008    5

C. Liquidity and Financial Resources

As of June 30, 2008, the Group had net cash of HK$545 million, as compared to HK$552 million a year ago.

The consolidated net asset value of the Group as at June 30, 2008 was HK$2,197 million, or HK$1.1 per share. As at June 30, 2008, the Group had property, plant and equipment with a net book value of approximately HK$467,000 held under finance lease contract.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged.

Capital expenditure during the period amounted to HK$68 million, 4% lower than the same period last year. Major items included network upgrade and expansion, television production facilities as well as Internet & Multimedia equipment.

The Group’s ongoing capital expenditure and new business development will be funded by cash to be generated from operations and, if needed, bank borrowings or other external sources of funds. The Group also had total short-term bank credit facilities of approximately HK$29 million which remained unutilised as of June 30, 2008.

D. Contingent Liabilities

At June 30, 2008, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks up to HK$158 million, of which only HK$129 million have been utilised by the subsidiaries.

E. Human Resources

The Group had a total of 2,928 employees at the end of June 2008 (2007: 2,855). Total gross amount of salaries and related costs incurred in the corresponding period amounted to HK$379 million (2007: HK$359 million).

To support business growth and development in a competitive market, the Group is dedicated to continue our effort in attracting, retaining and developing employees of high quality with established pay for performance culture, linking remuneration and reward to Group performance as well as offering skill-based training and rewarding career advancement opportunities to them.

Being a caring employer, the Group continues to actively support community services and social welfare activities and to encourage our employees and their families to participate in volunteer services.

6    Interim Report 2008 i-CABLE COMMUNICATIONS LIMITED

F. Competition and Operating Environment

The first half of the year saw the introduction of Digital Terrestrial Television service with coverage expanding to about 75% of households in Hong Kong at the end of June. The new service has not so far brought any major adverse impact to the Pay TV market and it remains to be seen if the Beijing Olympics could draw more converts with the free-to-air broadcasters boosting High Definition Olympic coverage.

Within the Pay TV market, competition remained intense but the Group grew its subscription base with enhanced programming and marketing packages. We have stocked up prized programming to sustain our competitiveness and will continue to invest in programming and promotion.

Service quality and bundled packages with Pay TV and Voice services were again the main competitive tools for Broadband. This core business remained steady both in terms of subscription and profitability.

The operating environment in the near term is not expected to improve. In a war of attrition, the Group will benefit from its strong balance sheet and its significantly lower cost base for both fixed assets and operating expenditures.

G. Outlook

Rapidly changing market conditions call for business and programming diversification in order to break new grounds and for streamlining operations to enhance efficiency – an exercise the Group has undertaken over the past years. It also calls for investing to compete and the Group’s strong financial position and low cost base place it very well to do so.

We have scaled up local production; bagged nearly all top sports events until 2012; sharpened our marketing and customer service operations; and diversified our business by making prudent ventures into new markets such as movie and music production, publications and the new media.

Furthermore, we have committed to introducing the next generation transmission encryption system in order to better protect and grow our Pay TV service, while at the same time, allowing deployment of high definition television and interactive services when the market is ripe.

These steps are necessary to propel us forward and to prevail over the competition.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2008    7

CODE ON CORPORATE GOVERNANCE PRACTICES

During the financial period under review, all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) were met by the Company, except in respect of one code provision providing for the roles of chairman and chief executive officer to be performed by different individuals. The deviation is deemed necessary as, given the nature and size of the Company’s business, it is at this stage considered to be more efficient to have one single person to hold both positions. The Board of Directors believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high calibre individuals with a substantial proportion thereof being independent Non-executive Directors.

8    Interim Report 2008 i-CABLE COMMUNICATIONS LIMITED

Consolidated Profit and Loss Account

For the six months ended June 30, 2008 – unaudited

		Six months ended June 30,
	Note	2008 HK$’000	2007 HK$’000
Turnover	2	1,069,143	1,184,896
Programming costs		(412,584)	(491,736)
Network and other operating expenses		(241,486)	(206,595)
Selling, general and administrative expenses		(210,234)	(185,584)

Profit from operations before depreciation		204,839	300,981
Depreciation	3	(164,788)	(193,520)

Profit from operations		40,051	107,461
Interest income		3,837	9,940
Finance costs		(2)	(13)
Impairment loss on investment		(623)	—
Non-operating income		1,010	1,374

Profit before taxation	3	44,273	118,762
Income tax	4	(18,135)	(2,385)

Profit after taxation		26,138	116,377

Attributable to:
Equity shareholders of the Company		25,998	115,820
Minority interests		140	557

Profit after taxation		26,138	116,377

Dividends payable to equity shareholders attributable to the period
Final dividend in respect of the previous financial year, approved and paid during the period		100,617	100,962
Interim dividend declared and paid after the balance sheet date		—	70,673

	5	100,617	171,635

Earnings per share
Basic	6	1.3 cents	5.7 cents

Diluted	6	1.3 cents	5.7 cents

The notes on pages 13 to 23 form part of this interim financial report.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2008    9

Consolidated Balance Sheet

At June 30, 2008 – unaudited

	Note	At June 30, 2008 HK$’000 (unaudited)	At December 31, 2007 HK$’000 (audited)
Non-current assets
Property, plant and equipment	7	1,292,311	1,391,222
Programming library	8	180,514	183,317
Other intangible assets	9	6,198	8,390
Interest in associate		58,500	58,500
Deferred tax assets	13	327,774	354,166
Other non-current assets		168,291	104,983

		2,033,588	2,100,578

Current assets
Inventories		9,397	6,351
Accounts receivable from trade debtors	10	88,272	81,847
Deposits, prepayments and other receivables		149,776	100,407
Amounts due from fellow subsidiaries		1,361	3,765
Cash and cash equivalents		544,885	642,049

		793,691	834,419

Current liabilities
Amounts due to trade creditors	11	58,475	35,040
Accrued expenses and other payables		276,554	329,263
Receipts in advance and customers’ deposits		117,750	106,917
Obligations under finance leases		—	72
Current taxation	13	127	347
Amounts due to fellow subsidiaries		55,666	57,418
Amount due to immediate holding company		3,876	3,029

		512,448	532,086

Net current assets		281,243	302,333

Total assets less current liabilities		2,314,831	2,402,911

Non-current liabilities
Deferred tax liabilities	13	88,481	97,117
Other non-current liabilities		29,188	34,553

		117,669	131,670

NET ASSETS		2,197,162	2,271,241

Capital and reserves
Share capital	12	2,012,340	2,016,792
Reserves		179,963	249,975

Total equity attributable to equity shareholders of the Company		2,192,303	2,266,767
Minority interests		4,859	4,474

TOTAL EQUITY		2,197,162	2,271,241

The notes on pages 13 to 23 form part of this interim financial report.

10    Interim Report 2008 i-CABLE COMMUNICATIONS LIMITED

Consolidated Statement of Changes in Equity

For the six months ended June 30, 2008 – unaudited

		Attributable to equity shareholders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Special capital reserve HK$’000	Exchange reserve HK$’000	Capital redemption reserve HK$’000	Fair value reserve HK$’000	Revenue reserve HK$’000	Other reserve HK$’000	Total reserves HK$’000	Total HK$’000	Minority interests HK$’000	Total equity HK$’000
Balance at January 1, 2007*		2,019,234	4,838,365	13,771	(81)	—	—	(4,612,336)	—	239,719	2,258,953	3,440	2,262,393
Profit for the period		—	—	—	—	—	—	115,820	—	115,820	115,820	557	116,377
Dividend approved in respect of the previous year	5	—	—	—	—	—	—	(100,962)	—	(100,962)	(100,962)	—	(100,962)
Translation of foreign subsidiaries’ financial statements		—	—	—	335	—	—	—	—	335	335	84	419
Equity contribution from minority interests		—	—	—	—	—	—	—	—	—	—	129	129
Transfer to special capital reserve		—	—	47	—	—	—	(47)	—	—	—	—	—

Balance at June 30, 2007*		2,019,234	4,838,365	13,818	254	—	—	(4,597,525)	—	254,912	2,274,146	4,210	2,278,356

Balance at January 1, 2008*		2,016,792	4,838,365	13,867	1,142	2,442	2,883	(4,606,121)	(2,603)	249,975	2,266,767	4,474	2,271,241
Profit for the period		—	—	—	—	—	—	25,998	—	25,998	25,998	140	26,138
Dividend approved in respect of the previous year	5	—	—	—	—	—	—	(100,617)	—	(100,617)	(100,617)	—	(100,617)
Translation of foreign subsidiaries’ financial statements		—	—	—	2,695	—	—	—	—	2,695	2,695	245	2,940
Change in fair value of available-for-sale securities		—	—	—	—	—	1,571	—	—	1,571	1,571	—	1,571
Share repurchased and cancelled	12	(4,452)	—	—	—	4,452	—	(6,692)	2,594	354	(4,098)	—	(4,098)
Share repurchase expenses	12	—	—	—	—	—	—	(22)	9	(13)	(13)	—	(13)
Transfer to special capital reserve		—	—	12	—	—	—	(12)	—	—	—	—	—

Balance at June 30, 2008*		2,012,340	4,838,365	13,879	3,837	6,894	4,454	(4,687,466)	—	179,963	2,192,303	4,859	2,197,162

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

The notes on pages 13 to 23 form part of this interim financial report.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2008    11

Condensed Consolidated Cash Flow Statement

For the six months ended June 30, 2008 – unaudited

	Six months ended June 30,
	2008 HK$’000	2007 HK$’000
Operating activities
Profit before taxation	44,273	118,762

Adjustments for:
Net finance costs	(3,835)	(9,927)
Depreciation	164,788	193,520
Amortisation of programming library	62,222	59,378
Amortisation of other intangible assets	2,192	2,192
Others	2,361	797

Operating profit before change in working capital	272,001	364,722

Change in working capital	(120,698)	(182,328)

Cash generated from operations	151,303	182,394

Interest received	3,804	10,006
Interest paid	(1)	(1)
Overseas tax paid	(820)	(136)

Net cash generated from operating activities	154,286	192,263

Investing activities
Purchase of property, plant and equipment	(75,126)	(89,377)
Other net investing activities	(73,309)	(36,227)

Net cash used in investing activities	(148,435)	(125,604)

Net cash used in financing activities	(104,737)	(101,288)

Net decrease in cash and cash equivalents	(98,886)	(34,629)

Effect of foreign exchange rate changes	1,722	(18)

Cash and cash equivalents at January 1	642,049	586,197

Cash and cash equivalents at June 30	544,885	551,550

The notes on pages 13 to 23 form part of this interim financial report.

12    Interim Report 2008 i-CABLE COMMUNICATIONS LIMITED

Notes to the Unaudited Interim Financial Report

1.	Basis of preparation and comparative figures

The unaudited interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The HKICPA has issued certain new and revised Hong Kong Financial Reporting Standards (“HKFRSs”) that are first effective or available for early adoption for the current accounting periods of the Group. We believe the adoption of these new and revised HKFRSs will not have a material impact on the Group’s financial position or results of operations.

The same accounting policies adopted in the annual financial statements for the year ended December 31, 2007 have been applied to the interim financial report.

2.	Turnover

Turnover comprises principally subscription and related fees for Pay television and Internet access services, Internet Protocol Point wholesale service income and also includes advertising income net of agency deductions, channel service and distribution fees, programme licensing income, film exhibition and distribution income, network maintenance income, and other related income.

Segment information

The Pay television segment includes operations related to the Pay television subscription business, advertising, channel carriage, television relay service, programme licensing, network maintenance, and miscellaneous Pay television related businesses.

The Internet and multimedia segment includes operations related to Broadband and dial-up Internet access services, portal subscription, mobile content licensing, Voice Over Internet Protocol interconnection as well as other Internet access related businesses.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2008    13

Notes to the Unaudited Interim Financial Report (continued)

2.	Turnover (continued)

Segment information (continued)

Business segments

	Segment revenue		Segment result
	Six months ended June 30,		Six months ended June 30,
	2008 HK$’000	2007 HK$’000	2008 HK$’000	2007 HK$’000
Pay television	698,522	827,493	61,005	99,521
Internet and multimedia	294,627	294,854	92,773	86,242
Unallocated	88,819	72,314	(111,457)	(77,446)
Inter-segment elimination	(12,825)	(9,765)	(2,270)	(856)

	1,069,143	1,184,896	40,051	107,461

Profit from operations			40,051	107,461
Interest income			3,837	9,940
Finance costs			(2)	(13)
Impairment loss on investment			(623)	—
Non-operating income			1,010	1,374
Income tax expense			(18,135)	(2,385)

Profit after taxation			26,138	116,377

Geographical segment

No geographical segment information is shown as, during the periods presented, less than 10% of the Group’s segment revenue, segment result and segment assets are derived from activities conducted outside Hong Kong.

14    Interim Report 2008 i-CABLE COMMUNICATIONS LIMITED

Notes to the Unaudited Interim Financial Report (continued)

3.	Profit before taxation

Profit before taxation is stated after charging/(crediting):

	Six months ended June 30,
	2008 HK$’000	2007 HK$’000
Depreciation
– assets held for use under operating leases	11,355	18,465
– other assets	153,433	175,055

	164,788	193,520

Amortisation of programming library*	62,222	59,378
Amortisation of other intangible assets**	2,192	2,192
Staff costs	359,067	337,043
Contributions to defined contribution retirement plans	15,578	14,471
Cost of inventories	13,014	4,824
Auditors’ remuneration	2,123	1,991

Non-operating income
Net gain on disposal of property, plant and equipment	(1,010)	(1,374)

*	Amortisation of programming library is included within programming costs in the consolidated results of the Group.
**	Amortisation of other intangible assets is included within network and other operating expenses in the consolidated results of the Group.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2008    15

Notes to the Unaudited Interim Financial Report (continued)

4.	Income tax in the consolidated profit and loss account

Income tax expense in the consolidated profit and loss account represents:

	Six months ended June 30,
	2008 HK$’000	2007 HK$’000
Current tax – Provision for Hong Kong Profits Tax
Tax for the period	—	—

Current tax – Overseas
Tax for the period	(529)	(143)
Tax for the prior period	(52)	—

	(581)	(143)

Deferred tax (Note 13(b))
(Utilisation of prior year’s tax losses recognised)/recognition of prior year’s tax losses	(10,173)	9,532
Effect of decrease in tax rate on deferred tax balances at January 1	(14,929)	—
Reversal/(origination) of temporary differences	7,548	(11,774)

	(17,554)	(2,242)

Income tax expense	(18,135)	(2,385)

The provision for Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profits for the period. Taxation for the overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant countries.

16    Interim Report 2008 i-CABLE COMMUNICATIONS LIMITED

Notes to the Unaudited Interim Financial Report (continued)

5.	Dividends

(a)	Dividends payable to equity shareholders of the Company

	Six months ended June 30,
	2008 HK$’000	2007 HK$’000
Final dividend of 5 cents (2007: 5 cents) per share in respect of the previous financial year, approved and paid during the period	100,617	100,962
Interim dividend declared and paid after the balance sheet date (2007: 3.5 cents per share)	—	70,673

	100,617	171,635

The interim dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

6.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$25,998,000 (2007: HK$115,820,000) and the weighted average number of ordinary shares outstanding during the period of 2,012,885,941 (2007: 2,019,234,400).

(i)	Weighted average number of ordinary shares

	At June 30, 2008	At June 30, 2007
Issued ordinary shares at January 1	2,016,792,400	2,019,234,400
Effect of shares repurchased	(3,906,459)	—

Weighted average number of ordinary shares at June 30	2,012,885,941	2,019,234,400

i-CABLE COMMUNICATIONS LIMITED Interim Report 2008    17

Notes to the Unaudited Interim Financial Report (continued)

6.	Earnings per share (continued)

(b)	Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$25,998,000 (2007: HK$115,820,000) and the weighted average number of ordinary shares of 2,012,885,941 (2007: 2,019,234,400) after adjusting for the effects of all dilutive potential ordinary shares.

All of the Company’s share options did not have intrinsic value throughout 2007 and 2008. Accordingly, this has no dilutive effect on the calculation of diluted earnings per share in both periods.

7.	Property, plant and equipment

HK$’000
Net book value at January 1, 2008	1,391,222
Additions – Network, decoders, cable modems and television production systems	56,883
– Others	11,396
Disposals	(1,392)
Depreciation	(164,788)
Impairment loss	(2,711)
Reclassification to inventories	(256)
Exchange reserve	1,957

Net book value at June 30, 2008	1,292,311

8.	Programming library

HK$’000
Net book value at January 1, 2008	183,317
Additions	60,100
Impairment loss	(681)
Amortisation	(62,222)

Net book value at June 30, 2008	180,514

9.	Other intangible assets

HK$’000
Net book value at January 1, 2008	8,390
Amortisation	(2,192)

Net book value at June 30, 2008	6,198

18    Interim Report 2008 i-CABLE COMMUNICATIONS LIMITED

Notes to the Unaudited Interim Financial Report (continued)

10.	Accounts receivable from trade debtors

An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful debts) is set out as follows:

	At June 30, 2008 HK$’000	At December 31, 2007 HK$’000
0 to 30 days	32,169	19,131
31 to 60 days	14,259	23,763
61 to 90 days	21,617	17,255
Over 90 days	20,227	21,698

	88,272	81,847

The Group has a defined credit policy. The general credit terms allowed range from 0 to 90 days.

11.	Amounts due to trade creditors

An ageing analysis of amounts due to trade creditors is set out as follows:

	At June 30, 2008 HK$’000	At December 31, 2007 HK$’000
0 to 30 days	3,518	2,603
31 to 60 days	21,352	6,844
61 to 90 days	12,695	3,895
Over 90 days	20,910	21,698

	58,475	35,040

i-CABLE COMMUNICATIONS LIMITED Interim Report 2008    19

Notes to the Unaudited Interim Financial Report (continued)

12.	Share Capital

	At June 30, 2008		At December 31, 2007
	No. of shares (‘000)		No. of shares (‘000)
		HK$’000		HK$’000
Authorised
Ordinary shares of HK$1 each	8,000,000	8,000,000	8,000,000	8,000,000

Issued and fully paid
At January 1	2,016,792	2,016,792	2,019,234	2,019,234
Shares repurchased and cancelled	(4,452)	(4,452)	(2,442)	(2,442)

At end of period/year	2,012,340	2,012,340	2,016,792	2,016,792

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(i)	Repurchase of own shares

During the period, the Company repurchased and cancelled its own ordinary shares on The Stock Exchange of Hong Kong Limited as follows:

Month/year	Number of shares repurchased	Highest price paid per share HK$	Lowest price paid per share HK$	Aggregate price paid HK$’000

December 2007	1,666,000	1.61	1.52	2,612
January 2008	2,677,000	1.60	1.36	3,940
February 2008	109,000	1.48	1.48	162

				6,714

The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. Pursuant to Section 49H of the Hong Kong Companies Ordinance, an amount equivalent to the par value of the shares cancelled of $4,452,000 was transferred from revenue reserve to the capital redemption reserve. The premium paid and the expenses incurred on the repurchase of the shares of approximately $2,240,000 and $22,000, respectively, were charged to revenue reserve.

20    Interim Report 2008 i-CABLE COMMUNICATIONS LIMITED

Notes to the Unaudited Interim Financial Report (continued)

12.	Share Capital (continued)

(ii)	At June 30, 2008, the outstanding options granted under the Company’s share option scheme were:

Date options granted	Period during which options exercisable	Exercise price per share		Number of options
				At January 1, 2008	Lapsed during the period	At June 30, 2008
February 8, 2000	April 1, 2001 to December 31, 2009	HK$	10.49	11,420,000	(160,000)	11,260,000

No share options were granted or exercised during the current period.

13.	Income tax in the balance sheet

(a)	Current taxation in the balance sheet represents:

	At June 30, 2008 HK$’000	At December 31, 2007 HK$’000
Overseas taxation	127	347

(b)	Deferred tax assets and liabilities recognised:

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the period are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation HK$’000	Tax losses HK$’000	Other temporary difference HK$’000	Total HK$’000

At January 1, 2008	128,997	(390,261)	4,215	(257,049)
Charged/(credited) to consolidated profit and loss account (Note 4)	(14,265)	32,477	(658)	17,554
Exchange reserve	—	—	202	202

At June 30, 2008	114,732	(357,784)	3,759	(239,293)

	At June 30, 2008 HK$’000	At December 31, 2007 HK$’000

Net deferred tax assets recognised on the balance sheet	(327,774)	(354,166)
Net deferred tax liabilities recognised on the balance sheet	88,481	97,117

	(239,293)	(257,049)

i-CABLE COMMUNICATIONS LIMITED Interim Report 2008    21

Notes to the Unaudited Interim Financial Report (continued)

13.	Income tax in the balance sheet (continued)

(c)	Deferred tax assets not recognised:

The Group has not recognised deferred tax assets in respect of the following:

	At June 30, 2008 HK$’000	At December 31, 2007 HK$’000

Future benefit of tax losses	382,285	412,313
Impairment loss for bad and doubtful accounts	903	17

	383,188	412,330

14.	Commitments

Commitments outstanding as of June 30, 2008 not provided for in the interim financial report were as follows:

	At June 30, 2008 HK$’000	At December 31, 2007 HK$’000

Capital commitments
(i) Property, plant and equipment
– Authorised and contracted for	83,499	18,580
– Authorised but not contracted for	22,385	57,431

	105,884	76,011

(ii) Acquisition of equity interests in prospective subsidiary and associate
– Authorised and contracted for	2,808	2,575
– Authorised but not contracted for	—	—

	2,808	2,575

	108,692	78,586

Programming and other commitments
– Authorised and contracted for	833,572	701,412
– Authorised but not contracted for	85,757	77,264

	919,329	778,676

Operating lease commitments
– Within one year	26,623	38,541
– After one year but within five years	27,701	28,798
– After five years	48,280	47,213

	102,604	114,552

	1,130,625	971,814

22    Interim Report 2008 i-CABLE COMMUNICATIONS LIMITED

Notes to the Unaudited Interim Financial Report (continued)

15.	Contingent liabilities

As at June 30, 2008, there were contingent liabilities in respect of the following:

(a)	The Company has undertaken to provide financial support to certain of its subsidiaries in order to enable them to continue to operate as going concerns.

(b)	Guarantees, indemnities and letters of awareness to banks totalling HK$158 million (December 31, 2007: HK$199 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at June 30, 2008, HK$129 million (December 31, 2007: HK$167 million) was utilised by the subsidiaries.

As at the balance sheet date, the Company has issued three separate guarantees to a bank in respect of banking facilities granted to three wholly owned subsidiaries. At June 30, 2008, the directors do not consider it probable that a claim will be made against the Company under any of the guarantees. The maximum liability of the Company at the balance sheet date under the guarantees issued is the facilities drawn down by the wholly owned subsidiaries of HK$119 million. The Company has not recognised any deferred income in respect of the guarantees as their fair values cannot be reliably measured and the transaction price was nil.

16.	Material related party transactions

The significant and material related party transactions between the Group and related parties as set out in the annual accounts for the year ended December 31, 2007 continued to take place during this interim reporting period.

There were no new significant and material related party transactions entered by the Group during the six months ended June 30, 2008.

17.	Non-adjusting post balance sheet event

The Directors has resolved not to declare any interim dividend for the six months ended June 30, 2008 (2007: interim dividend of 3.5 cents per share).

18.	Review by the audit committee

The unaudited interim financial report for the six months ended June 30, 2008 has been reviewed with no disagreement by the audit committee of the Company.

19.	Approval of interim financial report

The interim financial report was approved by the Directors on August 12, 2008.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2008    23

MODEL CODE FOR DIRECTORS’ DEALING IN SECURITIES

The Company has adopted a code of conduct regarding directors’ securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) in Appendix 10 of the Listing Rules. The Company has made specific enquiry of all Directors and all the Directors have complied with the required standard set out in the Model Code and its code of conduct regarding Directors’ securities transactions.

DIRECTORS’ INTERESTS IN SHARES

At June 30, 2008, Directors of the Company had the following beneficial interests, all being long positions, in the ordinary shares of the Company, and of its parent company, namely, The Wharf (Holdings) Limited (“Wharf”), and Wharf’s parent company, namely, Wheelock and Company Limited (“Wheelock”), and the percentages which the shares represented to the issued share capitals of the Company, Wheelock and Wharf respectively are also set out below:

	No. of shares (percentage of issued capital)	Nature of interest
The Company
Mr. Stephen T. H. Ng	1,065,005 (0.0529)%	Personal interest

Wheelock
Mr. Stephen T. H. Ng	300,000 (0.0148)%	Personal interest

Wharf
Mr. Stephen T. H. Ng	731,314 (0.0266)%	Personal interest

24    Interim Report 2008 i-CABLE COMMUNICATIONS LIMITED

DIRECTORS’ INTERESTS IN SHARES (continued)

Set out below are particulars of interests (all being personal interests) in options to subscribe for ordinary shares of the Company granted under the Share Option Scheme of the Company held by Directors of the Company during the financial period (no movement in such options recorded during the period):

Name of Director	Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised options outstanding throughout the period	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options (HK$)	Consideration paid for the options granted (HK$)
Mr. Stephen T. H. Ng	08/02/2000	1,500,000	01/04/2001 to 31/12/2009	10.49	10

Mr. William J. H. Kwan	08/02/2000	260,000	01/04/2001 to 31/12/2009	10.49	10

Except as disclosed above, as recorded in the register kept by the Company under section 352 of the Securities and Futures Ordinance (the “SFO”) in respect of information required to be notified to the Company and the Stock Exchange by the Directors and/or Chief Executive of the Company pursuant to the SFO or to the Model Code, there were no interests, both long and short positions, held during the financial period by any of the Directors or Chief Executive of the Company in shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), nor had there been any exercises during the financial period of any rights to subscribe for any shares, underlying shares or debentures of the Company.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2008    25

SUBSTANTIAL SHAREHOLDERS’ INTERESTS

Given below are the names of all parties which were, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital of the Company as at June 30, 2008, the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at that date as recorded in the register kept by the Company under section 336 of the SFO (the “Register”) and the percentages which the shares represented to the issued share capital of the Company:

Names		No. of ordinary shares (percentage of issued capital)
(i)	Wharf Communications Limited	1,480,505,171	(73.57)%

(ii)	The Wharf (Holdings) Limited	1,480,505,171	(73.57)%

(iii)	WF Investment Partners Limited	1,480,505,171	(73.57)%

(iv)	Wheelock and Company Limited	1,481,442,626	(73.62)%

(v)	HSBC Trustee (Guernsey) Limited	1,481,442,626	(73.62)%

(vi)	Marathon Asset Management Limited	121,332,000	(6.03)%

(vii)	Matthews International Capital Management, LLC	141,739,000	(7.04)%

Note:	For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of the shareholdings stated against parties (i) to (v) above to the extent that the shareholding stated against party (i) above was entirely duplicated with or included in that against party (ii) above, with the same duplication of the shareholdings in respect of (ii) and (iii), (iii) and (iv) and (iv) and (v).

All the interests stated above represented long positions and as at June 30, 2008, there were no short position interests recorded in the Register.

26    Interim Report 2008 i-CABLE COMMUNICATIONS LIMITED

SHARE OPTION SCHEME

Details of share options granted to Director(s) of the Company are set out in the above section headed “Directors’ interests in shares”.

Set out below are particulars and movements during the financial period of the Company’s outstanding share options which were granted to approximately 54 employees (two of them being Directors of the Company during the period), all working under employment contracts that are regarded as “continuous contracts” for the purposes of the Employment Ordinance and are participants with options not exceeding the respective individual limits:

Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised options outstanding as at January 1, 2008	No. of ordinary shares represented by options lapsed during the financial period	No. of ordinary shares represented by unexercised options outstanding as at June 30, 2008	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options (HK$)
08/02/2000	11,420,000	(160,000)	11,260,000	01/04/2001 to 31/12/2009	10.49

Except as disclosed above, no share option of the Company was issued, exercised, cancelled, lapsed or outstanding throughout the financial period.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2008    27

PURCHASE, SALE OR REDEMPTION OF SHARES

Set out below are particulars of repurchases by the Company of its own ordinary shares made on the Stock Exchange during the financial period:

Month of repurchase	Total number of shares repurchased	Highest price paid per share (HK$)	Lowest price paid per share (HK$)	Total Price Paid (HK$)
January 2008	2,677,000	1.60	1.36	3,912,170
February 2008	109,000	1.48	1.48	161,320

	2,786,000			4,073,490

The above repurchases were made for the purpose of achieving an increase in the consolidated net asset value and/or earnings per share of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial period.

By Order of the Board

Wilson W. S. Chan

Company Secretary

Hong Kong, August 12, 2008

As at the date of this interim report, the Board of Directors of the Company comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with three independent non-executive Directors, namely, Dr. Dennis T. L. Sun, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.

28    Interim Report 2008 i-CABLE COMMUNICATIONS LIMITED